Exhibit 99.1

Evaxion Biotech Strengthens Management Team with Two Senior Appointments

Copenhagen, Denmark, March 14, 2022 (GLOBE NEWSWIRE)– Evaxion Biotech A/S (NASDAQ: EVAX) is a clinical-stage biotechnological company specializing in the development of AI-powered immunotherapies to improve the lives of patients with cancer and infectious diseases.

Evaxion Biotech announced today that it has strengthened its management team with Bo Karmark as its Chief Financial Officer and Jesper Nyegaard Nissen as its Chief Operating Officer - two individuals both with tremendous previous experience (+25 years) in the biotech and pharmaceutical sectors, among others.

Lars Wegner, CEO of Evaxion, stated: “I am delighted to welcome Bo Karmark and Jesper Nyegaard Nissen to Evaxion's leadership team. They bring a wealth of experience which will greatly benefit Evaxion as we move our exciting drug candidates through clinical development and towards the market. Bo will join Evaxion as our Chief Financial Officer at an important time after we successfully completed a follow-on offering last year, and he will be vital in facilitating the continued progress with our programs. As Chief Operating Officer, Jesper will be an important pillar in the organization, as we continue to grow and develop our novel immunotherapies to treat cancer, bacterial diseases, and viral infections,”.

Bo Karmark is an experienced financial executive with a career spanning more than 25 years working for several multinational publicly listed companies, primarily in the biotech, pharma, and bioscience industries. Before joining Evaxion, he served as CFO for Aquaporin A/S, a water technology company. Prior to that, Mr. Karmark held numerous financial management positions at various companies including Chr Hansen Holding A/S, H. Lundbeck A/S, and NsGene A/S.

Mr. Karmark commented: “Evaxion has a strong purpose, using AI as a discovery tool for drug candidates to serve as effective immunotherapies for cancer. I am excited about the journey that lies ahead of us and looking forward to working with the team to champion our ambitious and promising strategy”.

Jesper Nyegaard Nissen has more than 25 years of experience in the pharmaceutical industry across finance, investments as well as research and development. He joins Evaxion from Fujifilm Diosynth Biotechnologies, where he has been on the program management team for large-scale capital projects since January 2021.

Jesper Nyegaard Nissen said: “I am excited to join Evaxion and to be part of the important effort to improve the treatment of patients suffering from cancer and infectious diseases. Evaxion is at an exciting stage with a strong clinical pipeline and a full value chain in place to bring this forward. I look forward to contributing to the continued journey of the Company, the progression of its pipeline, and the development of the supporting organization.”

Jesper Nyegaard Nissen began his career at Novo Nordisk A/S in corporate finance before moving into senior leadership roles in 2010 as Vice President and later Corporate Vice President for Global Research Operations.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases, and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies.

For more information

LifeSci Advisors LLC

Corey Davis, Ph.D.

Managing Director

cdavis@lifesciadvisors.com

+1 (212) 915 2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans, and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, and risks associated to the recent invasion of the Ukraine by Russia, and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s prospectus filed on November 5, 2021, and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.